

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

Bill Williams, Chairman and Chief Executive Officer
NaturalShrimp Holdings, Inc.
2086 N. Valley Mills Road
Waco, Texas 76710

   Re: NaturalShrimp Holdings, Inc.
     Registration Statement on Form 10
     Filed September 14, 2010
     File No. 021-110456

Dear Mr. Williams:

  Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1934, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

  In this regard, we note the following:

- We note that your financial statements are out of date and thus, fail to comply with Item 13 of Form 10.

  If you were to request acceleration of the qualification date of the offering statement in its present form, we would likely recommend that the Commission deny your request. We suggest that your consider filing a substantive amendment to correct the deficiencies.

       Sincerely,

       John Reynolds
       Assistant Director

cc: JPF Securities Law, LLC
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